

September 4, 2013

Shirley E. Goza
General Counsel
QTS Realty Trust, Inc.
12851 Foster Street
Overland Park, Kansas 66213

> **Re:  QTS Realty Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 16, 2013**
> **File No. 333-190675**

Dear Ms. Goza:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Business and Growth Strategies, page 7

1.    Please revise to discuss management's basis for the targeted stabilized return on invested capital of at least 15% on average for your redevelopment projects.

Distribution Policy, page 62

2.    We note your revised disclosure to the table on pages 63-65 and in footnote (8) in which you no longer deduct tenant improvements because such costs are expected to be funded from borrowings.  Please note that it is not appropriate to exclude tenant improvements; thus, please include the amount as a deduction from cash available for distribution.  Note that to the extent that you have a committed facility to cover such financing, the amounts expected to be funded by the facility may be presented below your "Estimated cash available for distribution . . ." and "Payout ratio . . . ."

3.      Please advise us whether you have historically made cash expenditures for tenant improvements in excess of contractual commitments.  If so, please expand footnote (8) to cover anticipated tenant improvement expenditures, even if not based on contractual commitments.

4.      We note on page 100 that you expect to incur between $195 million to $210 million in capital expenditures during the next 12 months.  If your expected capital expenditures are expected to be more than your weighted average capital expenditures calculated in footnote 9 on page 65, please include the expected capital expenditures in the table that calculates estimated cash available for distribution.

Draft Tax Opinion

5.      We note paragraph 1(B) of your assumptions regarding the Management Representation Letter.  Please clarify that the representations referenced in that paragraph pertain to factual matters only or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: David W. Bonser